UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 18, 2022, Otonomo Technologies Ltd. (the “Company”) furnished a Report on Form 6-K (the “Earnings Report”) that included a press release dated August 17, 2022 as Exhibit 99.1 to such Earnings Report (such press release, the “Earnings Release”). The Earnings Release included certain summary financial information of the Company as of June 30, 2022 and for the six month periods ended June 30, 2022 and June 30, 2021. In the course of preparing the Company’s Interim Unaudited Consolidated Financial Statements as of June 30, 2022 and for the Six Months Ended June 30, 2022 and June 30, 2021 (furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”)), the Company revised certain financial information as of June 30, 2022 and for the six months ended June 30, 2022 that had been included in the Earnings Release to reflect the accurate value of (i) the equity consideration issued by the Company at the closing of its acquisition of The Floow using the closing price per Otonomo ordinary share as of the date of such closing and (ii) the performance-based earnout payable by the Company upon the achievement of certain business performance objectives in connection with the acquisition of The Floow using the closing price per Otonomo ordinary share as of June 30, 2022.

Otonomo Technologies Ltd. (the “Company”) hereby furnishes the following documents as Exhibits 99.1 and 99.2:

Exhibit 99.1.	Otonomo Technology Ltd.’s Interim Unaudited Consolidated Financial Statements as of June 30, 2022 and for the Six Months Ended June 30, 2022 and June 30, 2021.

Exhibit 99.2.	Operating and Financial Review and Prospects

The information contained in Exhibits 99.1 and 99.2 hereto is incorporated by reference into the Company’s registration statements on Form F-1 (File No. 333-264771) and Form S-8 (File No. 333-261641), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: September 22, 2022

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Otonomo Technology Ltd.’s Interim Unaudited Consolidated Financial Statements as of June 30, 2022 and for the Six Months Ended June 30, 2022 and June 30, 2021.
99.2	Operating and Financial Review and Prospects.